UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 7, 2021

Social Capital Hedosophia Holdings Corp. V

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39606	98-1547291
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

317 University Ave, Suite 200
Palo Alto, CA	94301
(Address of principal executive offices)	(Zip Code)

(650) 521-9007
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	IPOE.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	IPOE	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IPOE WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On January 7, 2021, Social Capital Hedosophia Holdings Corp. V, a Cayman Islands exempted company limited by shares ("SCH"), announced that it entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among SCH, Plutus Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH ("Merger Sub"), and Social Finance, Inc., a Delaware corporation ("SoFi").

Pursuant to the Merger Agreement, , among other things: (i) prior to the closing of the transactions contemplated by the Merger Agreement (the "Closing"), SCH will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the "DGCL"), and the Cayman Islands Companies Law (2020 Revision) (the "Domestication"), (ii) at the Closing, upon the terms and subject to the conditions of the Merger Agreement, in accordance with the DGCL, Merger Sub will merge with and into SoFi, with SoFi continuing as the surviving corporation and a wholly owned subsidiary of SCH (the "Merger"), (iii) upon consummation of the Merger, and subject to the adjustments provided in the Merger Agreement, all of the common stock and preferred stock of SoFi, excluding the Company Redeemable Preferred Stock (as defined in the Merger Agreement), which will convert into Acquiror Series 1 Preferred Stock (as defined in the Merger Agreement), will be converted into the right to receive an aggregate number of shares of common stock, par value $0.0001 per share, of SCH (after the Domestication) ("SCH Common Stock") equal to the quotient obtained by dividing (x) $6,569,840,376 by (y) $10.00 and (iv) upon the consummation of the Merger, SCH will be renamed "SoFi Technologies, Inc." The Closing is subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including the approval of SCH's shareholders.

On January 7, 2021, SCH also announced that, concurrently with the execution of the Merger Agreement, it entered into subscription agreements (the "Subscription Agreements") with certain investors (collectively, the "PIPE Investors") pursuant to which, on the terms and subject to the conditions therein, the PIPE Investors have collectively subscribed for 122,500,000 shares of SCH Common Stock for an aggregate purchase price equal to $1,225,000,000 (the "PIPE Investment"), a portion of which is expected to be funded by one or more affiliates of SCH Sponsor V LLC, SCH's sponsor (the "Sponsor"). The PIPE Investment will be consummated substantially concurrently with the Closing, subject to the terms and conditions contemplated by the Subscription Agreements.

On January 7, 2021, SCH also entered into a Sponsor Support Agreement (the "Sponsor Support Agreement"), by and among SCH, the Sponsor, certain directors and officers of SCH and SoFi, pursuant to which the Sponsor and each director and officer of SCH agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby and not to redeem their shares in SCH in connection therewith, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. In addition, SCH has entered into a Stockholder Support Agreement (the "Stockholder Support Agreement") by and among SCH, SoFi and certain stockholders of SoFi (the "Key Stockholders"), pursuant to which the Key Stockholders have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Stockholder Support Agreement.

On January 7, 2021, SCH also entered into an Amended and Restated Series 1 Preferred Stock Investors’ Agreement (the "Series 1 Investors’ Agreement"), by and among SCH, SoFi and the investors party thereto (the "Investors"), pursuant to which, among other things, SCH will assume the obligations of SoFi in respect of Acquiror Series 1 Preferred Stock to the Investors at the effective time of the Merger.

A copy of the Merger Agreement, the form of the Subscription Agreements, the Sponsor Support Agreement, the Stockholder Support Agreement and the Series 1 Investors’ Agreement will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof as Exhibits 2.1, 10.1, 10.2, 10.3 and 10.4, respectively, and the foregoing description of each of the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement and Series 1 Investors’ Agreement is qualified in its entirety by reference thereto.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of SCH Common Stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

On January 7, 2021, SCH and SoFi issued a joint press release (the "Press Release") announcing the execution of the Merger Agreement and the PIPE Investment. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 and incorporated herein by reference are the investor presentations dated January 6, 2021, for use by SCH in meetings with certain of its shareholders as well as other persons with respect to SCH's proposed transaction with SoFi, as described in this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, and is furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of SCH under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between SoFi and SCH. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and SCH. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against SCH related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File Nos. 333-248915 and 333-249396), the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor SCH gives any assurance that either SoFi or SCH, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated as of January 7, 2021.
99.2	Investor Presentation, dated as of January 6, 2021.
99.3	Introductory Presentation, dated as of January 6, 2021.
99.4	Financial Pack Presentation, dated as of January 6, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Social Capital Hedosophia Holdings Corp. V

Date: January 7, 2021	By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer